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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.    )
                                           ----

                            MGC COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock $.001 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   552763302
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                                (CUSIP Number)

                                 David Kronfeld
                           205 N. Michigan, Suite 808
                            Chicago, Illinois 60601
                                 (312) 946-1200
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 April 5, 1999
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           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13D
                              CUSIP NO. 552763302

First Cover Page

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          David Kronfeld
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
          AF
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,703,927
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,703,927
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,703,927
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
          IN
          ---------------------------------------------------------------------

                                      13D

                              CUSIP NO. 552763302

Second Cover Page

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          JK&B Management, LLC         F.E.I. #36-4043079
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
          AF
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    968,143
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   968,143
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          968,143
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
          00
          ---------------------------------------------------------------------


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


                                 SCHEDULE 13D

ITEM 1.

        The title of the class of equity securities to which this statement relates is the Common Stock, par value $.001 per share (the "Common Stock"). The name of the issuer is MGC Communications, Inc. (the "Company"). The principal executive offices of the Company are located at 3301 N. Buffalo Drive, Las Vegas, Nevada 89129.

ITEM 2.     IDENTITY AND BACKGROUND

        The reporting persons are David Kronfeld and JK&B Management, LLC ("JK&BM"). David Kronfeld is the managing member of JK&BM and is also the managing member of JK&B Capital LLC. JK&BM is a Delaware limited liability company whose principal business is the operation of investment funds and whose principal business and office is located at 205 N. Michigan, Suite 808, Chicago, Illinois 60601. JK&BM is the General Partner of JK&B Capital L.P. and JK&B Capital II L.P., each of which is the beneficial owner of Common Stock of the Company reported herein. JK&B Capital LLC is the General Partner of JK&B Capital III L.P. which has executed an agreement to purchase additional capital stock of the Company as described in Item 4(a) below. JK&BM has not been a party to any civil or criminal proceeding required to be disclosed in response to this item.

        The following information is provided for David Kronfeld:

(a)     Name. David Kronfeld.

(b)     Address. 205 N. Michigan, Suite 808, Chicago, Illinois 60601.

(c) Principal Occupation and Employment. David Kronfeld is the manager of JK&B Management, LLC and JK&B Capital LLC.

(d)     Criminal Proceedings. None.

(e)     Civil proceedings. None.

(f)     Citizenship. United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Working capital of affiliates of JK&BM.

ITEM 4.     PURPOSE OF TRANSACTION

        All of the reported shares are held for investment purposes.

            (a) Under the terms of a Securities Purchase Agreement dated April 5, 1999 (the "Agreement"), JK&B Capital III L.P. has agreed to purchase 555,556 shares of Series B Preferred Stock of the Company which is convertible into 555,556 shares of Common Stock, which transaction is expected to close in May 1999. The rights to acquire Common Stock upon conversion of the Series B Preferred Stock are included in the Reporting Person's beneficial ownership reported hereby. Depending on market conditions and other factors, including evaluation of the Company's business and prospects, ability to dispose of the shares to a third party, ability to dispose of shares in the market, availability of funds, alternative uses of funds and general economic conditions, the Reporting Persons may from time to time purchase additional securities of the Company or dispose of all or a portion of its investment in the Company.

            (b) The Reporting Persons have no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries;

            (c) The Reporting Persons have no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

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          (d)  Under the terms of the Agreement, holders of Series B Preferred
     Stock of the Company are entitled to select one Director to be added to the present board of directors, thereby increasing the size of the board of directors by one director, and to appoint additional Board representatives if the size of the Board otherwise increases. However, a majority of the Series B Preferred Stock will be held by a single unrelated investor. Mr. Kronfeld presently serves on the Board of Directors of the Company. The Reporting Persons have no plans or proposals which relate to or would result in any change in the management of the Company;

          (e) The Reporting Persons have no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Company;

          (f) The Reporting Persons have no plans or proposals which relate to or would result in any other material change in the Company's business or corporate structure;

          (g) The Reporting Persons have no plans or proposals which relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person;

          (h) The Reporting Persons have no plans or proposals which relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) The Reporting Persons have no plans or proposals which relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) The Reporting Persons have no plans or proposals which relate to or would result in any action similar to any of those enumerated above in Paragraphs (b), (c) and (e) through (i).

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

          (a)  Number of the Shares/Percentage of Class Beneficially Owned.

               JK&B Management, LLC beneficially owns 968,143 shares of the Company's Common Stock. Such 968,143 shares represent approximately 5.6% of the outstanding shares of Common Stock, based on 17,305,614 shares of Common Stock outstanding as of March 15, 1999 as indicated by the Company, and without regard to the expected issuance in May 1999 of 5,277,779 shares of Series B Preferred Stock.

               David Kronfeld beneficially owns a total of 1,148,371 shares of the Company's Common Stock (which includes the beneficial ownership of JK&B Management, LLC reported above), and under the Agreement, JK&B Capital III L.P. has agreed to purchase 555,556 shares of Series B Preferred Stock (convertible into Common Stock on a one-for-one basis) (which Preferred Stock will also be beneficially owned by Mr. Kronfeld). Such 1,703,927 shares represent approximately 7.6% of the outstanding shares of Common Stock, based on 17,305,614 shares of Common Stock outstanding as of March 15, 1999 as indicated by the Company, and based on the purchase by the investors under the Agreement of all 5,277,779 shares of Series B Preferred Stock and the subsequent immediate conversion of such shares to Common Stock on a one-for-one basis.

          (b) Nature of Ownership. JK&B Management, LLC has sole power to vote and direct the disposition of all of the 968,143 shares reported as beneficially owned by it. David Kronfeld has sole power to vote and direct the disposition of all of the 1,703,927 shares reported as beneficially owned by him.

          (c) Recent Transactions. Under the terms of the Securities Purchase Agreement dated April 5, 1999, JK&B Capital III LP has agreed to purchase 555,556 shares of Series B Preferred Stock in the Company at the price of $9.00 per share. The transaction is expected to be completed in May


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          1999. The Reporting Person, David Kronfeld, is the manager of JK&B
          Capital, LLC which is the General Partner of JK&B Capital III L.P.

               (d)  Rights to Dividends or Proceeds. None.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

          The Securities Purchase Agreement dated April 5, 1999, was entered into by the Company, JK&B Capital III L.P., Providence Equity Partners III L.P. and Wind Point Partners III L.P. Under this Agreement, the purchasers thereunder have agreed to purchase 5,277,779 shares of Series B Preferred Stock from the Company at $9.00 per share, of which 555,556 shares are to be purchased by JK&B Capital III L.P. A Securityholders' Agreement dated April 5, 1999, was entered into by the Company, JK&B Capital III L.P., Providence Equity Partners III L.P., Wind Point Partners III L.P. and stockholders of the Company ("Subject Stockholders") owning in excess of 50% of the outstanding Common Stock of the Company. The Reporting Persons are included among the Subject Stockholders covered by such agreement. Under the Securityholders' Agreement, the Subject Stockholders have agreed for a period of time up to seven years to vote for the Board nominees selected by the holders of the Series B Preferred Stock.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          The following documents are filed as exhibits hereto:

          (a) Securities Purchase Agreement dated April 5, 1999 by and among the Company, JK&B Capital III L.P., Providence Equity Partners III L.P. and Wind Point Partners III L.P.

          (b) Securityholders' Agreement dated April 5, 1999 by and among the Company, JK&B Capital III L.P., Providence Equity Partners III L.P., Wind Point Partners III L.P. and certain stockholders of the Company.



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 15, 1999
    Date

                                         /s/
                                       -----------------------------------------
                                       David Kronfeld
                                       Name/Title


April 15, 1999                         JK&B Management, LLC
    Date

                                       By:  /s/
                                          --------------------------------------
                                          David Kronfeld, Managing Member
                                          Name/Title



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